                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1999




                        AFLAC INCORPORATED 401(k) SAVINGS
                            AND PROFIT SHARING PLAN

                               1932 Wynnton Road
                            Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) SAVINGS AND
                                   PROFIT SHARING PLAN



Date:  June 21, 2000              By:  /s/ Peter T. Adams, CPA
                                      ----------------------------------
                                       Peter T. Adams, CPA
                                       Vice President,
                                       Human Resources - Support







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         AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN



                             Table of Contents
                             -----------------
                                                                    Page
                                                                    ----


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                        4-7

Schedule of Assets Held for Investment Purposes                        8

Exhibit 23 - Independent Auditors' Consent                             9



































                                     i
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                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Savings
  and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the
Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              KPMG LLP


June 2, 2000
Atlanta, GA

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          AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

            Statements of Net Assets Available for Plan Benefits

                                December 31,


                                                    1999            1998
                                                 ----------      ----------

Assets:
  Investments (Note 5)                         $ 62,249,962    $ 52,118,046
  Cash                                              832,824         591,344
  Receivables:
    Employer contributions                                -         126,314
    Accrued interest and dividends                        -          14,269
                                                -----------     -----------

         Total assets                            63,082,786      52,849,973
                                                -----------     -----------

Liabilities:
  Excess employee contributions payable              20,258           4,627
  Other                                             221,831          80,152
                                                -----------     -----------

         Total liabilities                          242,089          84,779
                                                -----------     -----------

         Net assets available for
          plan benefits                        $ 62,840,697    $ 52,765,194
                                                ===========     ===========


See accompanying Notes to Financial Statements.

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         AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                          Years ended December 31,


                                                1999               1998
                                             ----------         ----------

Contributions:
  Participant withholdings                 $  4,494,860       $  3,879,310
  Participant transfers
   from other plans                             636,852            217,499
  Employer matching                           1,860,937          2,051,943
                                            -----------        -----------
    Total                                     6,992,649          6,148,752

Interest and dividend income                  2,012,276          1,530,165
Net appreciation in fair value
 of investments                               4,055,148         11,881,140
Distributions to participants                (2,961,928)        (2,169,422)
Forfeitures                                     (22,642)           (70,676)
                                            -----------        -----------
    Increase in net assets                   10,075,503         17,319,959

Net assets available
 for plan benefits:
  Beginning of year                          52,765,194         35,445,235
                                            -----------        -----------

  End of year                              $ 62,840,697       $ 52,765,194
                                            ===========        ===========


See accompanying Notes to Financial Statements.

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         AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

                       Notes to Financial Statements
                        December 31, 1999 and 1998


(1)  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC International, Inc., and Communicorp, Inc.

     The following description provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Eligible employees may voluntarily participate in the Plan on the first day of the month which coincides with or next follows the completion of thirty days of employment.

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. For the years 1999 and 1998, participants could contribute through payroll deductions from 1% to 22% of their aggregate compensation, subject to certain limitations. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1999 and 1998, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

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     (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon.

          Participants become vested in the Company's contribution according to the following schedule.

                    Years of Service       Vested Percentage
                    ----------------       -----------------
                       Less than 1                 0%
                           1                      20%
                           2                      40%
                           3                      60%
                           4                      80%
                       5 or more                 100%

          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contribution.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

          The Plan permits in-service withdrawals for a participant who is 100% vested in the Company's contribution and has attained age 60.

     (f)  LOANS

          Participants are allowed to borrow from their accounts. The minimum amount of any loan is $1,000. The maximum amount of any loan is such that when the amount of the loan is added to the outstanding balance of all other loans made to the participant from the Plan (and any other plans maintained by the employer or any related companies) the total does not exceed the lesser of:

            a. 50% of the participant's vested accrued benefit (as
               defined in the Plan); or

            b. $50,000, reduced by the amount, if any, of the highest
               balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

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     (g)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company.


(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the managers of the money market and mutual funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.


(3)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated August 7, 1997, that the Plan and related trust are in accordance with applicable sections of the Internal Revenue Code.

     Participants in the Plan are not subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

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(5)  INVESTMENT FUNDS

     The following table presents the fair value of individual investments which exceed 5% of the Plan's net assets:

                                               1999              1998
                                            ----------        ----------

Mutual Funds:
  Davis New York Venture Fund              $ 5,984,681       $ 4,770,025
  Dodge & Cox Balanced Fund                  4,348,347         3,520,134
  Dodge & Cox Stock Fund                     8,083,217         6,662,405
  Stein Roe Capital Opportunities Fund               -         3,015,186
  Alliance Premier Growth Fund               3,516,749                 -
AFLAC Incorporated common stock             33,671,538        29,150,111



     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                               1999              1998
                                            ----------        ----------

Mutual Funds                               $ 1,921,751       $    (6,367)

Common Stock                                 2,133,397        11,887,507
                                            ----------        ----------
  Total Investments                        $ 4,055,148       $11,881,140
                                            ==========        ==========



(6)  NEW ACCOUNTING CHANGE ADOPTED

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

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                                                              Schedule 1

           AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

               Schedule of Assets Held for Investment Purposes

                               December 31, 1999


  Description                                               Current Value
---------------                                             -------------

Money Market Funds
------------------
Schwab Institutional
  Advantage Money Fund*                                      $ 2,369,001
                                                              ----------


Mutual Funds
------------
Columbia Fixed Income
  Securities Fund                                                642,197
Davis New York Venture Fund                                    5,984,681
Dodge & Cox Balanced Fund                                      4,348,347
Dodge & Cox Stock Fund                                         8,083,217

Schwab S&P 500*                                                  351,803
Alliance Premier Growth Fund                                   3,516,749
Templeton Foreign Fund                                           906,604
                                                              ----------
     Total Mutual Funds                                       23,833,598
                                                              ----------

AFLAC Incorporated common stock*                              33,671,538

Participant notes receivable                                   2,375,825
                                                              ----------

Total Investments                                            $62,249,962
                                                              ==========



* Indicates party-in-interest per Erisa Section 406.










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